Mail Stop 4561
								November 2, 2005

Jose J. Gil de Lamadrid
Chairman - Audit Committee
Oriental Financial Group Inc.
Professional Offices Park
998 San Roberto Street
San Juan, Puerto Rico 00926

Re:	Oriental Financial Group Inc.
	Item 4.01 Form 8-K
      Filed October 28, 2005
	File No.  001-12647

Dear Mr. Gil de Lamadrid:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant`s Certifying Accountant
1. Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed and the
actual date thereof.   The staff notes that you disclosed that the
company`s current independent registered public accountant, will terminate with the Company`s filing of the Form 10-Q for the quarter ended September 30, 2005. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

      As appropriate, please respond to these comments within five business days and tell us when you will amend your filing or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3695.


							Sincerely,


							Chris Harley
							Staff Accountant
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Jose J. Gil de Lamadrid
Chairman-Audit Committee
Oriental Financial Group Inc.
November 2, 2005
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